To the Shareholders and Board of Trustees

Ancora Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In planning and performing our audit of the financial statements of the Ancora Trust, comprising the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora Bancshares and Ancora Homeland Security Fund (the “Funds”) as of and for the year ended December 31, 2006,  in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Funds’ internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Funds’ internal control over financial reporting.  Accordingly, we express no such opinion.

The management of the Funds is responsible for establishing and maintaining effective internal control over financial reporting.  In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls.  A fund’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  Such internal control includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a fund’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.  A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the fund’s ability to initiate, authorize, record, process or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the fund’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.  A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Our consideration of the Funds’ internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States).  We noted the following matter involving the control procedures and their operation that we consider to be a material weakness as defined above.  This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Ancora Funds for the year ended December 31, 2006, and this report does not affect our report thereon dated February 28, 2007.

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Because the fund accounting software is not used to its full functionality, controls over the balancing of subsidiary ledgers to the trial balances of the Funds and the class allocation of expenses associated with the start-up of the Homeland Security Fund are not operating effectively.  In addition, once errors are discovered, proper procedures for corrections are not in place.

Management’s Response (Unaudited)

In July 2005, Ancora Trust (Ancora) switched the outside service provider that handled the day-to-day operations of the Funds to Mutual Shareholder Services (MSS).  To facilitate the requirements of Ancora, MSS began utilizing a new software program.  It would appear that the noted conditions are mainly attributed to the utilizing of a new software package and in the end did not result in any material changes to net asset values per share.

As a result MSS will be utilizing the support services available from the software vendor on a more frequent basis in the future.  When unique circumstances arise, the software vendor will be consulted to determine the best method to handle the identified situation.

Furthermore, Ancora and MSS will proactively review the software, enlisting the support of the software vendor as deemed necessary, to ensure that it is currently setup properly to maximize its capabilities for service to the Funds.  Specifically, a review will transpire to ensure that hard coded asset or expense accounts are being mapped to the appropriate account on both the trial balance and subsidiary ledger.

MSS will also implement enhanced practices to ensure the completion of timely reconciliations between the trial balance and subsidiary ledgers.  Further, MSS will work to incorporate procedures for the correction of any errors or exceptions that are identified.

After the above has been implemented, Ancora will perform a detailed independent internal audit type review to help ensure that the trial balance and subsidiary ledgers are in balance, determine the appropriateness of added procedures, and to determine if additional controls may be necessary.

This report is intended solely for the information and use of management and the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Cohen Fund Audit Services, Ltd.

Cohen Fund Audit Services, Ltd.

(f.k.a. Cohen McCurdy, Ltd.)

Westlake, Ohio

February 28, 2007